FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Month of April 24, 2003

Commission File Number: 001-10579

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of registrant’s name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes       No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes       No

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes       No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecommunications Company of Chile, S.A.

TABLE OF CONTENTS

Item

   1.   Summary of the Events of the Shareholders’ Meeting on April 4, 2003.

Item 1

MINUTES OF THE ANNUAL GENERAL SHAREHOLDER MEETING OF
COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. (NYSE:CTC)

In Santiago, on April 4, 2003 at 12:00 P.M., at the Corporate Headquarters’ Auditorium, the General Shareholders’ Meeting of Compañía de Telecomunicaciones de Chile S.A. was held, presided by the Chairman of the Board Mr. Bruno Philippi, and the Chief Executive Officer Mr. Claudio Muñoz, and acting as Secretary the Legal Counsel Mr. Cristián Aninat.

I.-   Quorum:

Shareholders present or represented at the Shareholders’ Meeting

	Series A Shares	Series B Shares	Total Shares
AFP Cuprum S.A.	34,759,947	3,528,101	38,288,048
AFP Habitat S.A.	56,092,125	4,715,985	60,808,110
AFP Planvital S.A.	5,923,139	569,662	6,492,801
AFP Provida S.A.	56,515,552	5,606,260	62,121,812
AFP Santa María S.A.	28,812,828	2,563,669	31,376,497
AFP Summa Bansander S.A.	28,547,092	2,217,399	30,764,491
AFP Magister S.A.	3,670,000	487,131	4,157,131
Citibank N.A.(1)	113,602,024	-	113,602,024
Telefónica Internacional Chile S.A.(2)	375,993,524	41,739,487	417,733,011
Other Shareholders	95,621,042	- 57,899,593	37,721,449

Total voting shares present	799,537,273	64,462,298	863,999,571
Blank powers -of - attorney	861,381	-	861,381

Total present shares	800,398,654	64,462,298	864,860,952

(1) Depositary Bank acting on behalf of the ADR holders
(2) Represented by Mr. Sergio Montes

The meeting was held with a total quorum equivalent to 90.3% of the total voting shares, amounting to 863,999,571 shares present or represented at the meeting, with voting power. In compliance with the Company’s bylaws the meeting can be validly held with a quorum of at least the majority of shares entitled to vote, such amount is equivalent to 478,578,544 shares.

II.-   Notice:

In accordance with Article 35, letter a) of the Company’s Bylaws, the Board summoned the shareholders to the Annual General Shareholders Meeting, in order to address the Annual Report, Balance Sheet and other matters related to general shareholders meetings as detailed in the notice of meeting released through certain Chilean newspapers previously designated by the shareholders and sent by mail to the shareholders.

III.-   Matters discussed and/or approved by the Ordinary Shareholders’ Meeting:

1.-	Approval of the Annual Report, Balance Sheet, Income Statements, and Reports of Account Inspectors and Independent Auditors for the fiscal year ended December 31, 2002

In accordance with the Article 53 of the Company’s Bylaws and Article 76 of the Chilean Corporate law the Balance Sheet, Income Statements and Reports of Account Inspectors and External Auditors for fiscal year ended December 31, 2002 have been published on the Chilean newspaper “El Mercurio” on March 18, 2003. Furthermore, the shareholders have previously received a copy of the Company’s Annual Report for 2002.

The shareholders were called to approve or reject the Balance Sheet, Income Statements and Reports of Account Inspectors and External Auditors for fiscal year ended December 31, 2002.

Voting results:

Approve:	863,963,775 shares

Reject:	15,240 shares

Abstain:	20,556 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders’ Meeting:

–   The Chilean pension funds stated that they approve all items described in the above proposal.

–   Citibank, N.A. as Depositary, acting for the ADR holders, voted as follows:

Approve:	113,566,228 shares

Reject:	15,240 shares

Abstain:	20,556 shares

2.-   Approval of distribution of net income for the fiscal year ended December 31, 2002

According to Article 78 of Chilean Corporate law and Circular No. 981 of the Superintendencia de Valores y Seguros (Chilean Securities and Exchange Commission), the losses of Ch$17.680 million (US$24,6 million) registered in fiscal year 2002, will be subtracted from retained earnings accumulated at December 31, 2001. In addition, retained earnings will be increased by Ch$13.152 million (US$18,3 million), equivalent to the monetary appreciation during the year of retained earnings as of December 31, 2001.

All the foregoing as described below:

Retained earnings, December 31, 2001	Ch$ 438,313,348,556
- Losses for fiscal year 2002	Ch$ (17,680,375,703)
+ Appreciation (2002) of retained earnings as of 12.31.01	Ch$ 13,151,867,411
Retained earnings, December 31, 2002	Ch$ 433,784,840,246

Shareholders’ Equity
Common stock	Ch$ 852,905,211,071
Retained earnings	Ch$ 433,784,840,264
Total Shareholders’ Equity	Ch$ 1,286,690,051,335

According to article 78 of Chilean Corporate Law and Article 55 of the Company’s By-laws, and considering that the Company registered a net loss in 2002, there will be no dividend payment with respect to fiscal year 2002.

D.   Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve:	863,965,735 shares

Reject:	11,260 shares

Abstain:	22,576 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders’ Meeting:

–   The Chilean pension funds stated that they approve all items described in the above proposal.

–   Citibank, N.A., acting for the ADR holders, voted as follows:

Approve:	113,568,188 shares

Reject:	11,260 shares

Abstain:	22,576 shares

3.-	Appointment of two account inspectors and two alternate account inspectors for fiscal year 2003, and determine their compensation.

According to Article 28 of the Company’s Bylaws the shareholder’s meeting has to appoint two accounts inspectors and their alternates for fiscal year 2003, and, likewise, such meeting shall determine their respective compensation.

The shareholders at the meeting proposed the designation as account inspectors of Mr. Marcelo Villaseca Contreras, Chilean Gateway Ltda. and Mr. Gerardo Scheel Zambrano, People & Partners and as alternate account inspectors were proposed Mr.Oscar Molina Henríquez, Independent and Alejandro Bertrand Donoso, Banco BBVA , respectively. The Shareholders’ Meeting agreed to maintain the same compensation as the previous year, which is 30 UTM (US$1,232) payable 30 days after the inspection.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

In favor:	863,943,303 shares

Against:	43,220 shares

Abstain:	13,048 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders’ Meeting:

–   The Chilean pension funds stated that they approve the proposal described above.

–   Citibank, N.A., acting for the ADR holders, voted as follows:

In favor:	113,545,756 shares

Against:	43,220 shares

Abstain:	13,048 shares

4.-	Appointment of independent auditors who will audit the accounts, inventory, balance sheet, and other financial statements of the Company

In Accordance with Article 27 of the Company’s Bylaws and Article 52 of Chilean Corporate law, the Shareholders must appoint independent auditors every year to audit the financial statements of the Company. The Board of Directors proposed to the Shareholder’s Meeting the maintenance of the contract with Deloitte & Touche, to audit the accounts, inventories, balance sheet, and other financial statements of the Company and its subsidiaries for the quarters ended June, September and December 2003 and March 2004. Such auditors will be compensated with an annual fee of UF 19,250 (US$ 449,249 approximately).

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve:	863,970,503 shares

Reject:	19,920 shares

Abstain:	9,148 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders’ Meeting:

–   The Chilean pension funds stated that they approve all items described in the proposal mentioned above.

–   Citibank, N.A., acting for the ADR holders, voted as follows:

Approve:	113,572,956 shares

Reject:	19,920 shares

Abstain:	9,148 shares

5.-   Appointment of Domestic Credit Rating Agencies until the next General Shareholders Meeting

In accordance with the Article 76 of the Chilean Corporate law, The Company must designate two independent rating agencies to mantain a continuous rating of the Company’s domestic debt instruments. The Board and the Directors Commitee agreed to propose to the Shareholder’s Meeting the companies FITCH CHILE and HUMPREYS LTDA. as rating agencies of the current debt instruments of the Company and those which would be issued in Chile during the period May 2003–April 2004.

The annual fee for the services is described in the table below:

	Fixed Cost	Variable Cost by Issuance (*)
FITCH CHILE	U.F. 450	0.025% of the new placement , with a minimum of U.F. 450
HUMPHREYS LTDA	U.F. 450	0.025% of new issuance, with a minimum of U.F. 450

(*) The first issuance during the period of the contract will have the right to deduce the fixed payment of the respective variable cost.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve:	863,974,275 shares

Reject:	12,092 shares

Abstain:	13,204 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders’ Meeting:

–   The Chilean pension funds stated that they approve all items described in the proposal mentioned above.

–   Citibank, N.A., acting for the ADR holders, voted as follows:

Approve:	113,576,728 shares

Reject:	12,092 shares

Abstain:	13,204 shares

6.-   Determination of Board Members’ compensation for fiscal year 2002

In accordance with the Article 21 and 32 of the Company’s Bylaws, the Board members’ compensations are to be determined at the General Shareholders Meeting each year.

Mr. Sergio Montes V. representing Telefónica Internacional Chile S.A., proposed to maintain the same amount of compensation paid during the fiscal year 2002. Each Director and Alternate

Director will receive a monthly fee equivalent to 120 UTM (US$4,927) for attending board meetings, provided that they have to attend at least one board meeting in such month. The Deputy Chairman of the board will receive 1.5 times the compensation paid to any other director, and the Chairman will receive double the compensation paid to other directors.

Voting results:

Shareholders present or represented at the meeting approved the proposition and voted as follows:

In favor:	863,828,307 shares

Against:	64,612 shares

Abstain:	106,652 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders’ Meeting:

–   The Chilean pension funds stated that they approve the proposal described above.

–   Citibank, N.A., acting for the ADR holders, voted as follows:

In favor:	113,430,760 shares

Against:	64,612 shares

Abstain:	106,652 shares

7.   Communicate the expenses of the Board of Directors and Directors' Committee during the year 2002

In 2002, the Board of Directors did not register expenses aside from their compensation and expenses related to cellular telephones assigned to each Board Member.

In the 2002 Annual General Shareholders' Meeting a budget of Ch$75 million (approximately US$99,720) was approved as operating expenses for the Company's Directors' Committee. No expenses were charged against that budget during fiscal year 2002.

8.   Approval of the compensation of the Directors’ Committee members and the Directors’ Committee Budget

According to the new Law 19,705 effective as of December 20, 2000, all limited liability public companies with a market capitalization higher than approximately UF 1,500,000 million (equivalent to approximately US$ 35 million) must appoint a Directors Committee, composed of 3 directors. The majority of such directors must be independent from the controlling shareholder.

The main functions of the Directors Committee are:

–   To review the Account Inspectors Report and the External Auditors Report

–   To propose to the Board of Directors the External Auditors and Credit Rating Agency

–   To examine all applicable transactions according to Article 44 of the Chilean Corporations law

–   To review the salaries and bonuses of Senior Executives

The 2003 budget for the Committee and the compensations of each director and alternate director of the Director’s Committee must be approved at the Ordinary Shareholders Meeting.

For fiscal year 2003 and until the next General Shareholders meeting, the Board proposed as compensation to each Directors Committee member, a monthly fee equivalent to UF 30 (approx. US$745) for attending committee meetings, provided that they have to attend at least one board meeting in such month. Additionally this Committee will have an annual budget of Ch$ 75,000,000

(approx. US$104,368) to pay for its expenses. The compensation and budget are the same as in fiscal year 2002.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

In favor:	863,818,535 shares

Against:	66,520 shares

Abstain:	114,516 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders’ Meeting:

–   The Chilean pension funds stated that they approve the proposal described above.

–   Citibank, N.A., acting for the ADR holders, voted as follows:

In favor:	113,420,988 shares

Against:	66,520 shares

Abstain:	114,516 shares

9.-   Notice of certain transactions in accordance with Article No. 44 of the Chilean Corporate Law and Article 20 of the Company’s By-laws.

Pursuant to Article 44 of the Chilean Corporate Law, the Company has to disclose a report of those transactions approved by the Board in order to inform shareholders of resolutions adopted during 2002 concerning transactions or contracts in which one or more Directors or Alternate Directors have an interest, either directly or through a third party. In such cases, such interest must be made known to the Board as well as to shareholders at the Ordinary Shareholders Meeting. Regarding the above, the Company informed that during the year 2002 there were no transactions involving Article 44 of the Chilean Corporate Law and the Article 20 of the Company’s Bylaws.

10.-   Approval of the Investment and Financing Policy for the year 2003 (according to Law D.L. 3500)

According to Article 32 bis of the Company’s Bylaws and Article 119 of Law D.L 3500, the Board approves the investment and financing policy for the year 2003.

The Company has declared as essential assets 51% of the shares of Telefónica Móvil de Chile S.A., Compañía de Teléfonos de Chile – Transmisiones Regionales S.A. (188 Telefónica Mundo) and Telefónica Empresas CTC Chile S.A., as well as any assets necessary for their operation that Telefónica CTC Chile may rent to these subsidiaries, and any modifications or replacements of these assets for reasons of technical or economic obsolescence. The Company may not dispose of assets declared essential to its operations without previous approval at an Extraordinary Shareholders’ Meeting.

The following is the full text of the investment and financing policy of Compañía de Telecomunicaciones de Chile for the year 2003.

YEAR 2003 INVESTMENT AND FINANCING POLICY
COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

GENERAL POLICY

Compañía de Telecomunicaciones de Chile S.A., “Telefónica CTC Chile” or “the Company”, will concentrate investment resources in the year 2003 in all areas of business defined in its By-laws, with particular emphasis on the following:

•	Meeting the communication needs of current and prospective customers of the Company and its Subsidiaries by providing telecommunications, information and audiovisual communications services along the range of available technology, provided that the conditions established by the regulatory framework allow for an adequate return for shareholders.

•	Expanding the activity of the Company domestically and internationally through the search for new business opportunities in markets where it can compete profitably because of its experience and skills in telecommunications.

•

Introducing a modern management strategy oriented towards maximizing the value of the Company through the innovation and efficient organization of employees and resources involved in the operation and development of telecommunications businesses.

•	Ensuring the appropriate allocation of investment funds and compliance with the solvency indicators consistent with the domestic economic situation and the international scenario.

The above framework has been implemented through the creation of the Telefónica CTC Chile Group and its Subsidiaries where each is autonomous in the management and optimization of their business, within the framework of the general policies and financial controls of the group, and subject to the decisions of their own Boards of Directors.

I.   INVESTMENT POLICY

As announced in the General Policy, Telefónica CTC Chile will make the investments necessary to comply with its social mission as established in the By-laws and the above objectives. For these purposes, the Company’s Management will have sufficient authority to invest in the telecommunications business based on the current regulatory framework, which implies the provision of services in accordance with the existing installed capacity and expansion plans for new services that allow for adequate levels of profitability according to technical-economic criteria.

Telefónica CTC Chile will invest in telecommunications-related businesses by undertaking projects directly through the Parent Company and Subsidiaries and, as the case may be, be creating and/or participating in professional partnerships or corporations.

Below is a description of the principal investment projects being considered by the Telefónica CTC Chile Group for the year 2003.

1.   AREAS OF INVESTMENT

a)   NETWORK INFRASTRUCTURE

The Network Infrastructure of Telefónica CTC Chile is comprised of Fixed Telephony, Mobile Telephony, Data, Long Distance and IP Network Platforms. These networks include the telecommunications systems and equipment and associated intangible assets, and provide integrated physical, technological and operational support for the services offered by the Corporation to its customers. The investments in networks are described below:

Line Expansion Plan

Telefónica CTC Chile will continue using the available capacity of lines installed to expand service in the year 2003, in accordance with the tariff and regulatory environment. Associated investments involve minor network infrastructure works for the efficient use of the vacancy and investment in equipment when demand so requires and the return of such investments warrants it.

Quality of Service

This project includes various tasks to be developed in order to replace equipment, support networks, perform preventive maintenance, corrective maintenance for damages and impacts from third parties, and provide and replace tools to better manage the use of network capacity thereby ensuring their reliability according to international standards.

Long Distance Voice and Data Network

This area contemplates investments in order to continue developing a domestic and international fiber-optic network to increase the capacity and quality of long distance communications. It also includes the roll-out of a Multiservice Network, in order to provide the necessary infrastructure to sustain the current and future bandwidth requirements and maintain the current levels of quality of service.

Corporate Communications

Data Network projects and implementation of Private Networks will continue to be developed according to the requirements and demand of corporate customers and corporations. The Company will also provide integrated solutions through dedicated and switched communications services and products. The development of the IP Network will also be continued, allowing the Company to offer differentiated services.

Mobile Communications

During the year 2003 investments will continue to allow the launch of the PCS-1900 Network with GSM technology, a license obtained during the year 2002. Additionally, the necessary investments in order to satisfy standards of quality of service requirements will be maintained. Likewise, developments will continue in order to strengthen the provision of Value-Added Services, Data Services and Internet Services.

b)   SALE OF LINES

Corresponds to investments associated to line connections to customers’ homes, transfer of lines, and line extensions, among others.

c)   PUBLIC TELEPHONY AND TERMINAL EQUIPMENT

This corresponds to the investment required to maintain the number of existing pay phones and to acquire basic Terminal Equipment for the sale of lines, as well as advanced equipment with new functions in order to offer new services.

d)   INTERCONNECTIONS

These are investments in interconnection links with long distance carriers, fixed telephony companies, mobile telephony companies and Internet service providers (ISPs). This also includes investments in the various services related to the Unbundling of the Network.

e)   e-BUSINESS

This includes the investment needed to provide Telefónica CTC Chile with an Internet infrastructure to automate its business processes and better serve its customers in line with the most efficient global practices.

f)   BROADBAND AND INTERNET EXPANSION

Telefónica CTC Chile will continue with the implementation of broadband technologies through the integration of DSL platforms and technologies, incorporation of new services for broadband clients, tele-surveillance and security services, among others. Additionally, investments in Community Internet Centers are considered, which will place Internet technology and its applications within reach of the community, with the development of community-specific content.

g)   OTHER INVESTMENTS

This includes investments in information systems equipment and furnishings for administrative areas, and the improvement of administrative and customer service areas, together with the investments for home security services and other minor areas.

2.   INVESTMENT FORECAST

The maximum investment limit of the group of companies will be based on the cost of implementing the projects previously defined, within the regulatory framework, and which will satisfy the demand of new clients using existing capacity and ensuring an adequate return for the Company. It will also consider the provision of new services in accordance with the demand of corporate customers, maintenance of the levels of quality of service, and support operational and administrative management efforts required by the subscriber growth of the Company.

The maximum investment to create and/or hold an interest in professional partnerships or corporations, both domestically as well as internationally, is set at 25% of the shareholders’ equity in the most recent quarterly consolidated balance sheet presented to the Chilean Securities and Exchange Commission.

3.   INVESTMENT IN FINANCIAL INSTRUMENTS

In addition, the Company will invest in financial assets so as to maximize the yield of cash surpluses and adequately hedge foreign exchange and interest rate risk associated with the Company’s liabilities. The investment portfolio will be diversified according to parameters for liquidity, return and risk of the issuer as determined by the Company Management, also taking into account the hedging of liabilities.

4.   ROLE IN CONTROLLING AREAS OF INVESTMENT

Since the investment projects of the Telefónica CTC Chile Group are predominantly related to its line of business, it has control over the different stages of development of those investments.

Should the participation of third parties be required in new business ventures, the Company will in due course enter into agreements governing its relationship with such third parties.

II.   FINANCING POLICY

During 2003, emphasis will be placed on the search of alternatives that allow for the improvement of the financial structure of the Company, through new financing and renegotiations of current debt conditions.

The sources of financing of the investments for the year 2003 will be managed according to the long-term Financial Plan of the Company. The financial resources required in the year 2003 will be obtained internally, from traditional borrowing, from the sale and leasing of real estate with or without a purchase option, from public or private debt instruments with or without the option to convert into capital in Chile or abroad, from bank loans, supplier credit, the securitization of assets and capital contributions, if strategic considerations make it advisable. Additionally, other financing alternatives available on the local and international financial markets could be considered, if they allow for an appropriate debt structure and minimize costs.

The internal resources may consist of accounting depreciation, other amortizations and net profits for the period. Profits in the period constitute a net source of financing in the proportion approved for retention by the General Shareholders Meeting.

The maximum consolidated leverage ratio of the Group may not exceed 1.6 times. Leverage will be determined as the ratio between debt and equity. “Debt” will be considered consolidated total liabilities and “Equity” will be the difference between total consolidated assets and total consolidated liabilities. This ratio will be calculated as of one same date and in currency of the same purchasing power.

The parent Company will obtain external financing from financial institutions and from the public market and will finance the subsidiaries funding requirements.

III.   MANAGEMENT’S AUTHORITY TO ENTER INTO AGREEMENTS WITH CREDITORS PROVIDING FOR GUARANTEES AND RESTRICTIONS ON THE DISTRIBUTION OF DIVIDENDS

Notwithstanding applicable restrictions established by law or by the Bylaws, the Company’s Management may not agree to furnish collateral or security interests to secure the obligations of the Company or third parties, other than subsidiaries, except following approval at an Extraordinary Shareholders' Meeting. These restrictions shall not apply to monetary obligations resulting from balances on the purchase price of chattels or real estate if secured by means of the asset being purchased.

The Company may agree to restrictions on the distribution of dividends with lenders only after approval by a General or Extraordinary Shareholders Meeting.

IV.   ASSETS ESSENTIAL TO THE OPERATION OF COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

Assets essential to the operation of Compañía de Telecomunicaciones de Chile S.A. are all networks and switching centers, principal works and equipment in service, including land and easements required for the operation of these facilities, protected by the respective concession decrees. Notwithstanding the foregoing, those assets may be modified or replaced given their technical or economic obsolescence.

In addition, Compañía de Telecomunicaciones de Chile S.A. declares as its Essential Assets 51% of the shares in Telefónica Móvil de Chile S.A., Compañía de Teléfonos de Chile-Transmisiones Regionales S.A. and Telefónica Empresas CTC Chile S.A. including the assets required to operate these companies, either owned by them or having been leased thereto by Compañía de Telecomunicaciones de Chile S.A., protected by the respective concession decrees, as well as the assets that modify or replace them because of technical or economic obsolescence.

Moreover, should any of the subsidiaries Telefónica Móvil de Chile S.A., Compañía de Teléfonos de Chile-Transmisiones Regionales S.A. or Telefónica Empresas CTC Chile S.A. convene an Extraordinary Shareholders Meeting to transfer part or all of their assets mentioned in the previous paragraph, Compañía de Telecomunicaciones de Chile S.A. must convene an Extraordinary Shareholders Meeting of its own to decide on the terms under which its representatives will vote at the subsidiary’s Extraordinary Shareholders Meeting.

V.   MANAGEMENT’S AUTHORITY TO EXECUTE, AMEND, OR TERMINATE A PURCHASE, SALE OR LEASE AGREEMENT FOR GOODS AND SERVICES REQUIRED FOR THE NORMAL OPERATION OF COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

Apart from its inherent powers, the Company’s Management shall, pursuant to the By-laws, have sufficient power as necessary to subscribe, amend or terminate purchase, sale or leasing agreements of goods and services for regular operation of the Company, within the applicable legal framework and while observing the conditions reigning on the markets for goods or services of the same type, quality, characteristics and conditions.

However, Management may not dispose of any goods or property rights declared essential to the Company without a favorable previous agreement of the Extraordinary Shareholders Meeting.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve:	863,911,635 shares

Reject:	44,368 shares

Abstain:	43,568 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders’ Meeting:

–   The Chilean pension funds stated that they approve the investment and financial policy described above.

–   Citibank, N.A., acting for the ADR holders, voted as follows:

Approve:	113,514,088 shares

Reject:	44,368 shares

Abstain:	43,568 shares

11.-   Communicate the Dividend Policy for the year 2003

In accordance with the Circular No. 687 of the Superintendencia de Valores y Seguros de Chile (SVS), the Board of Directors approves the Dividend Policy which is disclosed in Ordinary Shareholder Meeting. The Dividend Policy for fiscal year 2003 will be as follows:

DIVIDEND POLICY
COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

1.	Regarding fiscal year 2003, it is the intention of the Company’s Board of Directors to distribute at least 30% of the Company’s net income of that year, which is the minimum required by Chilean law. This will be done, through the payment of a final dividend in May 2004, to be proposed at the corresponding Annual General Shareholders’ Meeting.

2.	The dividend policy for 2003 and subsequent years will be defined in line with the objectives set forth in the Company’s Financial Plan, which is mainly focused on the reduction of debt, so as to adjust the financial structure of the Company.

3.	This policy represents the intention of the Board of Directors, and its implementation will depend on the net income actually obtained, as well as on projections that may be periodically made by the Company or on the occurrence of certain events.

4.	The procedure for payment of dividends is as follows:

For the collection of dividends, shareholders may choose one of the following alternatives:

	a)	Deposit in the shareholder’s checking account.

	b)	Deposit in the shareholder’s savings account.

	c)	Payment by check or cashier’s check sent by registered mail to the shareholder’s residence, as registered with the Company.

	d)	Check or cashier’s check in the shareholder’s name, to be withdrawn at the offices of DCV Registro S.A., company which will manage the shareholder's register for Compañía de Telecomunicaciones de Chile S.A., or at a bank determined by DCV Registro S.A. This method of payment will be available for the duration of the agreement with DCV Registro S.A.

For deposits according to payment method a) and b) above, the checking or saving accounts may be from any bank registered in Chile.

The method of payment chosen by each shareholder will be used for all the dividend payments, unless the shareholder requests otherwise in writing.

Shareholders who did not request a payment method will be paid by check or cashier’s check, according to payment method d) above.

In the case of bank account deposits, for security reasons, the payment may require the verification of the account by the corresponding bank. If the account indicated by the shareholder is objected, in a previous verification or for any other reason, the dividend will be paid according to payment method d) above.

For ADR holders, payment will be made through the Depositary Bank, as established in Chapter XXVI of Title I of the Compendio de Normas de Cambios Internacionales (Compendium of International Exchange Regulations) of the Central Bank of Chile and in the Deposit Agreement between Citibank N.A. and Compañía de Telecomunicaciones de Chile S.A.

12.-   Communicate the cost for processing, printing and mailing the information referred to in Circular No.1494 of the Superintendencia de Valores y Seguros de Chile (Chilean Securities and Exchange Commission).

According to circular N°1494 of the Superintendencia de Valores y Seguros de Chile, all public companies must provide shareholders with an annual statement of shareholdings, detailing the variations and balances of their investment.

Total cost for processing, printing and mailing these statements for all shareholders registered as of December 31, 2002, amounted to Ch$ 2,453,515 (equivalent to approximately US$ 3,414).

13.-   Designation of a Newspaper with circulation within Santiago de Chile in which notices for future ordinary and extraordinary shareholders meeting will be published, if any.

The majority shareholders at the meeting proposed the nationwide circulation newspaper “El Mercurio” in which notices for future ordinary and extraordinary shareholders meeting will be published, if any.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

In favor:	863,972,915 shares

Against:	14,420 shares

Abstain:	12,236 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders’ Meeting:

–   The Chilean pension funds approved the proposal described above.

–   Citibank, N.A., acting for the ADR holders, voted as follows:

In favor:	113,575,368 shares

Against:	14,420 shares

Abstain:	12,236 shares

14.-   Information and analysis of other matters of concern to the General Shareholders Meeting

The Chairman of the Company states that the administration of the Shareholders Record of Compañía de Telecomunicaciones de Chile S.A. will be provided by DCV Registros S.A. as of April 14, 2003.

That is why, since that date, the shareholders can receive assistance at the DCV Registros’ offices, located at Huérfanos N°770, 22 floor, Santiago; Monday through Friday from 9:00 to 14:00 hrs. and 15:30 to 17:00 hrs.

IV.-   Closing of the General Shareholders’ Meeting

The Chairman closed the General Shareholders’ meeting at 13:50 Hrs., after thanking the Shareholders for their kind attendance.

Minutes of Shareholders’ Meeting were signed by the following people:

MR. SERGIO MONTES V.	MR. PEDRO LABORDE P.
MR. RAMON LAGOS S.	MR. CRISTIAN ANINAT S.
MR. BRUNO PHILIPPI I.

This release may contain certain forward–looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including but not limited to Compañía de Telecomunicaciones de Chile S.A.’s expectations for its performance for the fiscal year 2003 Forward looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions. The forward looking statements included in this release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile’s regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.’s control.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 24, 2003
TELECOMMUNICATIONS COMPANY OF CHILE

By /s/ Julio Covarrubias F.
	Name:	Julio Covarrubias F.
	Title:	Chief Financial Officer